Filed by Cummins Inc.

 pursuant to Rule 425 under the Securities Act of 1933, as amended

 Subject Company: Cummins Inc.

Commission File No.: 1‐4949

Opportunity to Exchange Cummins Stock for Atmus Stock in the Cummins Retirement and Savings Plan

In May 2023, an initial public offering of approximately 19.5% of Atmus Filtration Technologies Inc. (Atmus) common stock was completed. Cummins Inc. (Cummins) retained the remaining outstanding shares of, and a controlling stake in, Atmus. Cummins is offering its stockholders the opportunity to exchange shares of Cummins common stock for shares of Atmus common stock (the exchange offer), subject to the terms of the exchange offer described in the Prospectus, dated February 14, 2024 (the Prospectus).

Exchange Offer in the Cummins Retirement and Savings Plan (the RSP1)

RSP participants who have an RSP balance in the Cummins Stock Fund or the Cummins Employee Stock Ownership Plan Fund (Cummins ESOP Fund2) are currently eligible to participate in the exchange offer. Balances in either fund (expressed as units) can be exchanged for units of a new Atmus Stock Fund (available only through the exchange offer period which is open now through 4:00 p.m. ET on March 11, 2024).

What Does the Exchange Offer Mean to You?

Our records indicate that you have an RSP balance in the Cummins Stock Fund and the Cummins ESOP Fund. This means that you can offer to exchange all or a portion of your Cummins Stock Fund units and/or Cummins ESOP Fund units for units of the Atmus Stock Fund during the exchange offer election period. A separate exchange offer election is required for each fund. If you choose to participate, you must make your election(s) before the exchange offer election period deadline at 4:00 p.m. ET on March 11, 2024.

Important Dates

February 14, 2024: Exchange offer election period begins

March 11, 2024 at 4:00 p.m. ET: Exchange offer election period ends; blackout period[3] begins for those participating in the exchange offer

The week of March 18, 2024 (or as soon as administratively possible): Blackout period ends

The decision to participate in a stock exchange offer is complex. Please read the enclosed materials carefully and consider consulting with a financial or tax advisor to determine if you would like to participate.

Participation in this exchange offer is voluntary. If you choose not to participate, no action is required.

[1]	“RSP” refers to both the Cummins Retirement and Savings Plan and the Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees. These are the only retirement plans eligible for the exchange offer.

[2]	The Cummins ESOP Fund is a closed fund in the RSP that is distinct from the Cummins Employee Stock Purchase Plan (ESPP). Employees participating in the ESPP will receive separate exchange offer communications for this plan.

[3]	During the blackout period, certain plan transactions will be unavailable. See the enclosed materials for additional information.

1

How to Participate in the Exchange Offer

Review the enclosed materials:

•      Trustee Direction Forms with personalized information to make separate elections for the Cummins Stock Fund and the Cummins ESOP Fund

•      Participant Guide

•      Frequently Asked Questions

•      Other important notices

You can also find the Prospectus and other exchange offer information on the RSP website at yourbenefitsresources.com/cummins. Click the “Cummins Atmus Stock Exchange Offer” message at the top of the home page.

Consider consulting with a financial or tax advisor.
Check your balances in the Cummins Stock Fund and Cummins ESOP Fund: • Visit yourbenefitsresources.com/cummins. • Under the “RSP & Pension” tab, select “Investments” on the RSP menu.

Make your election(s) online at www.ProxyVote.com/Tender by 4:00 p.m. ET on March 11, 2024 using the appropriate 16-digit control number on the enclosed Trustee Direction Forms.

(See the enclosed Participant Guide for alternative instructions on making your elections by mail.)

Print the confirmation page for your records after making your election(s).

Questions?

Contact the Exchange Offer Helpline (managed by Okapi Partners LLC) at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas) or info@okapipartners.com. Representatives are available Monday through Friday from 9:00 a.m. to 8:00 p.m. ET.

2

Frequently Asked Questions

The following information applies to the exchange offer and what it means for RSP participants who have a balance in the Cummins Stock Fund or the Cummins ESOP Fund. Please see the Participant Guide for additional information, including key dates and terms.

General Topics

1. Who can help me decide if I should participate in the exchange offer?

You should make this decision after consulting with a financial or tax advisor. Neither Cummins, the Cummins Retirement Benefits Service Center, nor the Exchange Offer Helpline can provide you with any investment or tax advice regarding whether to participate. If you live outside the United States, you should talk to your financial or tax advisor about the permissibility, advisability, and particular tax consequences of participating in the exchange offer.

2. Where can I find additional information?

Additional information regarding the terms and conditions of this exchange offer are described in more detail in the Prospectus. You can find the Prospectus and other exchange offer information on the RSP website at yourbenefitsresources.com/cummins. Click the “Cummins Atmus Stock Exchange Offer” message at the top of the home page.

3.  Will I be charged any fees or commission if I participate in the exchange offer?

No fees or commissions will be charged for participating in the exchange offer.

4.  If I elect to participate in the exchange offer, when will my election be applied to my RSP account?

Unless the exchange offer deadline is extended or terminated, and as long as your election is received in good order and by the required deadline, 4:00 p.m. ET on March 11, 2024, your election will be applied to your account the week of March 18, 2024. At that time, you will be able to view your new Atmus Stock Fund balance online as well as your new Cummins Stock Fund and/or Cummins ESOP Fund balance at yourbenefitsresources.com/cummins. Under the “RSP & Pension” tab, select “Investments” on the RSP menu.

5. What happens to my Cummins stock outside of the RSP? Can it be included in the exchange offer?

If you hold any Cummins stock outside of the RSP, you should receive information directly from your broker or other party that holds your Cummins stock, including how to participate in the exchange offer. For instance, if you hold Cummins stock because you participate in the Cummins Employee Stock Purchase Program (ESPP), Cummins Inc. Key Employee Stock Investment Plan (KESIP), or the Omnibus Incentive Plan (OIP), you will receive information directly from Morgan Stanley. For shares held in your name in one of these Cummins stock programs, visit https://atwork.morganstanley.com. If you have questions about the exchange offer, please contact the Exchange Offer Helpline (managed by Okapi Partners LLC) at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas) or info@okapipartners.com.

3

6. If I make an exchange offer election, will any new contributions made during the exchange offer election period be included as part of the exchange offer?

Yes. Any contributions made to the RSP that are invested in the Cummins Stock Fund4 by March 11, 2024, will be included in any election you make to participate in the exchange offer. Any new contributions invested in the Cummins Stock Fund after that date will not be included.

7. Can I change my exchange offer election?

Yes. You can change your election at www.ProxyVote.com/Tender any time before March 11, 2024 by entering your 16-digit control number from your Trustee Direction Form and making a new election. To withdraw your election, follow this process and enter 0%. Please note that the final election received and processed as of 4:00 p.m. ET on March 11, 2024 will be the election of record. See your Participant Guide for more on making/changing your election.

8. I made my election by mail—how do I change my election?

If you have your 16-digit control number from your Trustee Direction Form, you can change your election by entering your 16-digit control number at www.ProxyVote.com/Tender and making a new election. To withdraw your election, follow this process and enter 0%. If you need a new Trustee Direction Form, you can request one by calling the Exchange Offer Helpline. Please note that the final election received and processed as of 4:00 p.m. ET on March 11, 2024 will be the election of record.

9. Is it possible the exchange offer will be delayed or will not occur?

Yes. Cummins and its advisors may determine that the exchange offer deadline should be extended. It is also possible that the exchange offer may be canceled, in which case no shares would be exchanged.

In addition, the exchange ratio is designed so that, at the time of the exchange, the value of Atmus stock received should be at least as valuable as the Cummins stock exchanged. If, however, the value of Atmus stock at the expiration of the exchange offer is determined to be less than the value of the Cummins stock offered, then the plan trustee is prohibited from making the election even if the exchange offer occurs for general shareholders.

You can visit the shareholder website at okapivote.com/CumminsAtmusExchange for daily updates and information about the exchange offer.

10. Is it possible I may not be able to exchange the full percentage I request during the exchange offer?

Yes. If the exchange offer is oversubscribed, only a prorated portion of the amount you offer to exchange will ultimately be exchanged for units of the Atmus Stock Fund.

11. Why did I receive two Trustee Direction Forms?

If you hold units in both the Cummins Stock Fund and the Cummins ESOP Fund at the time of this mailing, you received two Trustee Direction Forms so you can make a separate election for each fund. Make sure you reference the applicable Trustee Direction Form and 16-digit control number so your election is applied to your intended fund.

[4]	New contributions are not allowed in the Cummins ESOP Fund.

4

12. Will the blackout period apply to me?

The blackout period will only apply to you if you elect to participate in the exchange offer. More information regarding the blackout period is in the Blackout Notice.

Cummins Stock in the RSP

13. Where can I find my current Cummins Stock Fund and/or Cummins ESOP Fund balance in the RSP?

You can find this information on the RSP website at yourbenefitsresources.com/cummins. You will need to log in to your account. You will find your fund balance in the Cummins Stock Fund and/or the Cummins ESOP Fund by selecting “Investments” under the “RSP & Pension” tab.

14. What if I transfer out of the Cummins Stock Fund and/or Cummins ESOP Fund before the election offer period ends?

If you have a zero balance in the Cummins Stock Fund and/or Cummins ESOP Fund as of March 11, 2024, you will not be eligible to participate in the exchange offer through the fund(s), even if you submitted an election.

15. How much of my Cummins Stock Fund or Cummins ESOP Fund can I offer to exchange?

You can elect to participate in the exchange offer with up to 100% of the units you hold in either fund. Your election must be in whole percentages. If you hold units in both the Cummins Stock Fund and the Cummins ESOP Fund, you will need to make a separate election for each fund.

16. How will the number of my units accepted be determined?

Your election will be a percentage of the units you hold in the elected fund. The number of units accepted will be determined depending on if the exchange offer is oversubscribed, in which case proration may occur and you will not receive the full number of units you requested. In either case, the calculation may be subject to rounding.

17. Why would I make different elections for my Cummins Stock Fund and the Cummins ESOP Fund?

You should discuss with your financial or tax advisor the effect of elections for the Cummins Stock Fund and the Cummins ESOP Fund. Please note that your cost basis between the two funds may be different. If you elect to participate in the exchange offer with amounts held in both the Cummins Stock Fund and in the Cummins ESOP Fund, the amounts exchanged will be put into a single Atmus Stock Fund and the prorated cost basis from the two funds will be combined for purposes of establishing your cost basis in the Atmus Stock Fund. See the “Tax Considerations” section of this document for more information.

5

18. What happens if I change my RSP holdings in either fund during the exchange offer period?

You are eligible to participate in the exchange offer for the units you hold in either fund after all requested daily transactions are processed on March 11, 2024. While you could make additional contributions to or transfers into the Cummins Stock Fund to purchase additional units after that date, any such units will not be included in the exchange offer.

19. What happens to my Cummins Stock Fund or Cummins ESOP Fund balance in the RSP if I do not elect to participate in the exchange offer?

If you do not elect to participate in the Atmus exchange offer, your fund balances will not be exchanged for units of the Atmus Stock Fund. However, your fund balances will continue to be impacted by any RSP activity and market conditions.

Atmus Stock Fund in the RSP

20. At what price will the exchange occur?

The terms of the exchange offer are described in the Prospectus.

21. When can I find out how many Atmus Stock Fund units I will receive for my Cummins Stock Fund and/or Cummins ESOP Fund if I participate in the exchange offer?

Settlement of the exchange offer is expected to occur during the week of March 18, 2024. At that time, you can see your value in the Atmus Stock Fund and the number of units held by logging into your RSP account at yourbenefitsresources.com/cummins and selecting “Investments” under “RSP & Pension.”

Like the Cummins Stock Fund/Cummins ESOP Fund, the Atmus Stock Fund will be unitized. Once money is transferred into the Atmus Stock Fund, it will be converted to units. This will be done so that each unit has a starting value of $10. Any change in the value of Atmus stock will be reflected in the value of a unit of the Atmus Stock Fund in the RSP. When you look at your holdings in the Atmus Stock Fund, you will see both the balance and the units you hold in the fund.

22. Can I elect to invest in the Atmus Stock Fund within the RSP after the exchange offer has expired?

No, the only way to put money into the Atmus Stock Fund is through the exchange offer. After the exchange offer has expired, you can transfer out of the fund, but you cannot transfer money into or direct new contributions to the Atmus Stock Fund.

23. How long will the Atmus Stock Fund be in the RSP?

The Atmus Stock Fund is being added to the RSP so participants with balances in the Cummins Stock Fund or Cummins ESOP Fund have the opportunity to participate in the exchange offer. It is anticipated that within approximately a year after the exchange offer has occurred, or possibly sooner, the Atmus Stock Fund will be liquidated due to regulatory rules. Any units remaining in the Atmus Stock Fund will be liquidated into cash and re-invested into the age-appropriate Vanguard Target Retirement Fund, the RSP’s qualified default investment alternative.

6

24. If I participate in the exchange offer, can I request a partial or full distribution of my Atmus Stock Fund units as Atmus common stock shares?

Similar to the rules for the Cummins stock funds, you will be able to take a distribution “in kind” (meaning they are paid in the form of Atmus shares rather than cash). In general, you are only able to take a partial or full distribution of your RSP account balance once you are no longer an active Cummins employee.

Once the Atmus Stock Fund is eliminated within approximately a year after settlement of the exchange offer, you will no longer have the ability to take your Atmus Stock Fund balance in Atmus shares.

25. I’m an Atmus employee who participates in the exchange offer. What will happen if I take a distribution of my RSP balance?

After the settlement of the exchange is complete, Atmus will no longer be a part of Cummins and you will be considered a terminated employee under the RSP. In general, as a former Cummins employee, you will be able to take a distribution of your RSP balance, roll over your balance to an IRA or another employer plan, or leave your balance in the RSP.

Under the RSP, if you take a partial or full distribution of your balance, you have the ability to take your Cummins Stock Fund balance, your Cummins ESOP Fund balance and/or your Atmus Stock Fund balance in shares. If the shares are rolled over to an IRA, you will preserve your cost basis. If you do not roll over those shares, you will be taxed on the cost basis at distribution and recognize any gain or loss when you sell your shares.

As an Atmus employee, you may have the option to roll over your RSP account balance into the new Atmus retirement savings plan, the Aon Pooled Employer Plan (Aon PEP). Since the Aon PEP will have different investment options from the RSP, anything you roll from the RSP into that plan will be liquidated and reinvested according to plan rules.

For more information about the distribution and rollover options available to Atmus employees and their RSP balances, please contact the Cummins Retirement Benefits Service Center at 1-800-682-8788 between 8:00 a.m. and 7:00 p.m. ET, Monday through Friday.

Tax Considerations

26. Are there are tax considerations relating to my decision to participate in the exchange offer?

Yes. Please consult with a financial or tax advisor regarding the potential tax consequences of your decision whether or not to participate in the exchange offer.

For example, if you are planning to retire or terminate employment and take a partial or full distribution from the RSP, you may qualify for special federal income tax treatment by choosing to take your Cummins and Atmus stock balances “in kind” (meaning they are paid in the form of shares rather than cash). In this situation, you would pay ordinary income tax at the time of distribution on the cost basis of the shares. The difference between the value of the shares at the time of distribution and the cost basis is called the “net unrealized appreciation”. When you eventually sell the shares, you would have a capital gains tax on any increased value over the cost basis of your shares.

7

This special federal income tax treatment is only available when you take a distribution of your stock fund balance in shares. (Note: You can make a separate “in-kind” election for the Atmus Stock Fund and each Cummins Stock fund.) Please note that the Atmus Stock Fund is anticipated to be closed in the near future. You will not be able to take advantage of this special tax treatment after the Atmus Stock Fund closes.

Your likelihood of taking a distribution in shares could influence whether you participate in the exchange offer and, if you have a balance in both the Cummins Stock Fund and the Cummins ESOP Fund, how you make elections.

Please refer to the RSP’s Summary Plan Description for additional discussion of the general tax rules that apply when your account is distributed to you. Neither Northern Trust (the Trustee), Cummins, Alight Solutions or the Cummins Retirement Benefit Service Center (together with Alight Solutions, the RSP Administrator) can provide tax advice, and you should discuss your specific situation with a tax advisor.

27. How will the cost basis be allocated to the Atmus Stock Fund?

A portion of your cost basis in Cummins stock will transfer over and become the cost basis of your new Atmus Stock Fund balance. The cost basis will transfer to the Atmus Stock Fund in proportion to the units of your Cummins stock accepted in the exchange offer.

If you have a balance in both the Cummins Stock Fund and the Cummins ESOP Fund and choose to participate in the exchange offer from both funds, the cost basis calculation will be done separately for each fund. The amounts exchanged will transfer into a single Atmus Stock Fund, and then the two cost basis calculations will be added together.

8

Example

The following example is for illustrative purposes only and is not indicative of how the funds will perform in the future. This example shows how balances in both the Cummins Stock Fund and the Cummins ESOP Fund will be exchanged into the Atmus Stock Fund. For simplicity, assume that the exchange is NOT oversubscribed.

This example also shows that your Atmus Stock Fund balance will be the sum of the two amounts, and any cost basis from the Cummins Stock Fund and the Cummins ESOP Fund that is allocated to the Atmus Stock Fund will be combined.

Assumptions:

•	You elect to offer 40% of your Cummins Stock Fund and 25% of your Cummins ESOP Fund to be exchanged and moved into the Atmus Stock Fund.

	Cummins Stock Fund	Cummins ESOP Fund
Balance when the exchange occurs:	$28, 828.55	$42,299.77
Cost basis:	$12,191.59	$9,616.78

First consider the funds independently:

	Exchange in the Cummins Stock Fund		Exchange in the Cummins ESOP Fund
	Atmus Stock Fund	Cummins Stock Fund Remaining	Atmus Stock Fund	Cummins ESOP Fund Remaining
Balance after Exchange (does not reflect market changes or any exchange premium)	$11,531.42 (40% of $28,828.55)	$17,297.13 ($28,828.55 minus $11,531.42)	$10,574.94 (25% of $42,299.77)	$31,724.83 ($42,299.77 minus $10,574.94)
Cost Basis after Exchange	$4,876.64 (40% of $12,191.59)	$7,314.95 ($12,191.59 minus $4,876.64)	$2,404.20 (25% of $9,616.78)	$7,212.58 ($9,616.78 minus $2,404.20)

Then, the Atmus Stock Fund amounts will be combined:

	Atmus Stock Fund	Cummins Stock Fund Remaining	Cummins ESOP Fund Remaining
Balance after Exchange (does not reflect market changes or any exchange premium)	$22,106.36 ($11,531.42 + $10,574.94)	$17,297.13	$31,724.83
Cost Basis after Exchange	$7,280.84 ($4,876.64 + $2,404.20)	$7,314.95	$7,212.58

9

Blackout Notice

Important Notice Concerning Your Rights Under the Cummins Retirement and Savings Plan or the Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees

This notice is to inform you that the RSP will have a blackout period with respect to any participant who has elected to participate in the exchange offer to receive Atmus stock, as described in the Prospectus.

As a result, if you elect to participate in the exchange offer, you temporarily will be unable to (1) sell or exchange, direct, or diversify any amounts held in the Cummins Stock Fund and/or the Cummins ESOP Fund with respect to the Fund for which you elect to participate in the exchange offer or (2) withdraw, obtain a loan, or obtain a distribution of any RSP amounts, including amounts not invested in the Cummins Stock Fund or Cummins ESOP Fund. This period, during which you will be unable to exercise these rights otherwise available under the RSP, is called a “blackout period.” Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this blackout period may affect your retirement planning, as well as your overall financial plan.

This blackout period is expected to begin at 4:00 p.m. ET on March 11, 2024, and end during the week of March 18, 2024. During this period, you can determine whether the blackout period has started or ended by calling the Cummins Retirement Benefits Service Center. You can also log on to yourbenefitsresources.com/cummins to access your RSP account.

If you elect to participate in the exchange offer, during the blackout period you will be unable to direct or diversify the amounts held in the Cummins Stock Fund and/or the Cummins ESOP Fund in your RSP account. This blackout will apply to each stock fund with respect to which you elect to participate in the exchange offer. For this reason, it is very important that you review and consider the appropriateness of your current Cummins Stock Fund and Cummins ESOP Fund investments in light of your inability to direct or diversify those investments during the blackout period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income, and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the blackout period, and you would not be able to direct the sale of such stocks from your account during the blackout period.

Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any blackout period in order to provide you with sufficient time to consider the effect of the blackout period on your retirement and financial plans, although certain exceptions apply. In this case, this notice is being provided to you as soon as allowed under applicable securities law restrictions, which prevented us from providing you with this Blackout Notice at least 30 days in advance of the blackout period.

If you have any questions concerning this notice, you should contact the Cummins Retirement Benefits Service Center at 1-800-682-8788. Representatives are available between 8:00 a.m. and 7:00 p.m. ET, Monday through Friday.

10

Update to the Annual Fee Disclosure Statement

Due to the exchange offer as described in the Prospectus, the RSP will add a new investment fund, called the Atmus Stock Fund. This notice amends the Annual Fee Disclosure Statement you received for the RSP (mailed in April 2023) with additional information about the Atmus Stock Fund.

The Atmus Stock Fund will hold shares of Atmus common stock that result from individual participant decisions to participate in the exchange offer. No new amounts may be invested in the Atmus Stock Fund, and the Fund is expected to be closed within approximately a year of the exchange, or possibly sooner. This Fee Notice provides updated information that you may need to make informed investment decisions concerning your participation in the RSP.

For more information about these changes, to transfer your current account balances, or to make future election changes, visit the RSP website at yourbenefitsresources.com/cummins. You can also call the Cummins Retirement Benefits Service Center at 1-800-682-8788. Representatives are available between 8:00 a.m. and 7:00 p.m. ET, Monday through Friday.

		Total	Annual	Shareholder-	Average Annual Total Return
		Asset-	Cost Per	Type Fees and	as of 2/14/24
Fund Name/	Asset	Based	$1,000 of	Investment	(Fund and Benchmark)[7]					Incept.
Benchmark	Class	Fees[5]	Investment	Restrictions[6]	1 yr.	2 yr.	3 yr.	5 yr.	10 yr.	to date
Core Funds
Atmus Stock Fund (Note: This fund will be closed to new contributions after it goes live)	Stock	0.00%	$0.00	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Benchmark: Russell 2000 Value TR					N/A	N/A	N/A	N/A	N/A	N/A

[5]	Total asset-based fees are investment management company fees plus other plan-specific costs charged to the investment fund to cover administrative services, such as plan administration, trustee, accounting, legal, and other plan-level costs.

[6]	Shareholder-Type Fees and Investment Restrictions outlines any fees paid directly from your investment in this option (e.g., redemption fees) and any restrictions (e.g., purchase block provisions) on trading that might exist for a specific investment option.

[7]	In general, 1-year, 2-year, 3-year, 5-year, and 10-year performance history is shown. If a full history is not available, a return since inception is provided instead. Any returns that are since inception are footnoted and the benchmark is adjusted to reflect the same time frame.

11

Forward-Looking Statements

This communication contains certain statements about Cummins and Atmus that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Cummins’ and Atmus’ respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Cummins and Atmus of the exchange offer, the anticipated timing and benefits of the exchange offer, Cummins’ and Atmus’ anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Cummins’ and Atmus’ respective periodic reports filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Cummins or Atmus, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Cummins nor Atmus undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Atmus has filed with the SEC a registration statement on Form S-4 (the Registration Statement) that includes a prospectus (the “Prospectus”). The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Cummins, Atmus and related matters, and Cummins will deliver the Prospectus to holders of Cummins common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Cummins, Atmus or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Cummins has filed with the SEC a Schedule TO, which contains important information about the exchange offer.

Holders of Cummins common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Cummins and Atmus file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Cummins common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.okapivote.com/CumminsAtmusExchange.

Cummins has retained Okapi Partners LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas).

12